

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
William J. Fox
Chief Financial Officer and Execute Vice President
Corporate Backed Callable Trust Certificates,
J.C. Penney Debenture-Backed Series 2006-1 Trust
J.C. Penney Debenture-Backed Series 2007-1 Trust
Select Asset Inc.
1271 Avenue of the Americas
New York, New York 10020

>   **Re: Corporate Backed Callable Trust Certificates,**
>   **J.C. Penney Debenture-Backed Series 2006-1 Trust**
>   **Corporate Backed Callable Trust Certificates,**
>   **J.C. Penney Debenture-Backed Series 2007-1 Trust**
>   **Forms 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File Nos. 001-33157, 001-33286**

Dear Mr. Fox:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Forms 10-K of J.C. Penney Debenture-Backed Series 2006-1 Trust and J.C. Penney Debenture-Backed Series 2007-1 Trust

General

1.   We note that Forms 10-K must be filed within 90 days after the end of the fiscal year covered by the report. Refer to General Instructions A(2)(c) to Form 10-K. Please confirm that you plan to file future Forms 10-K within the specified time periods, or if needed, file a notification of late filing on Form 12b-25.

Exhibits 31.1

2.   We note that paragraph five of each of your certifications does not accurately reflect the exact language in Item 601(b)(31)(ii) of Regulation S-K. Please confirm that in future filings, paragraph five will contain the required language and the representation that any material instances of noncompliance have been disclosed on Form 10-K.

Exhibits A to Exhibits 33.1

3.   It is not clear why you have excluded the servicing criteria listed under Items 1122(d)(1)(i) and 1122(d)(4)(i) as inapplicable servicing criteria. Please explain to us why these servicing criteria would not apply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3850 if you have any questions.

                                                Sincerely,

                                                /s/ Katherine Hsu

                                                Katherine Hsu
                                                Office Chief

cc: Claire Hallowell